CYCURION, INC.

1640 Boro Place, Fourth Floor

McLean, VA 22102

May 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Cycurion, Inc.
Registration Statement on Form S-1, as amended
Initially Filed May 7, 2025
File No. 333-287052

Ladies and Gentlemen:

Cycurion, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1, initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 7, 2025, as amended (File No. 333-287052), be accelerated so that it will be made effective at 4:00 p.m. Eastern Time on Thursday, May 15, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Seward & Kissel LLP, request by telephone that such Registration Statement be declared effective, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is aware of its obligations under the Act.

Please contact Keith J. Billotti of Seward & Kissel LLP at (212) 574-1274, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

CYCURION, INC.

By:	/s/ Alvin McCoy III
Name:	Alvin McCoy III
Title:	Chief Financial Officer